Exhibit 1

FIRST REGIONAL BANCORP

STOCK OPTION AGREEMENT

1999 STOCK OPTION PLAN

Non-Qualified Stock Option

THIS AGREEMENT, dated as of the 12th day of November, 2002, by and between First Regional Bancorp, a California corporation (the  “Corporation”), and Jack A. Sweeney (“Optionee”);

WHEREAS, pursuant to the Corporation’s 1999 Stock Option Plan (the “Plan”), the Board of Directors has authorized the grant to Optionee of a Stock Option to purchase all or any part of One Hundred Thousand (100,000) authorized but unissued shares of the Corporation’s no par value Common Stock at the price of Eleven Dollars and Fifty Cents ($11.50) per share, such Stock Option to be for the term and upon the terms and conditions hereinafter stated;

NOW, THEREFORE, it is hereby agreed:

1.                                       Grant of Stock Option.  Pursuant to said action of the Board of Directors, the Corporation hereby grants to Optionee the option to purchase, upon and subject to the terms and conditions of the Plan, which is incorporated in full herein by this reference, all or any part of One Hundred Thousand (100,000) Option Shares of the Corporation’s Common Stock at the price of Eleven Dollars and Fifty Cents ($11.50) per share.  The Stock Option granted hereunder is not intended to qualify as an Incentive Stock Option within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended.

2.                                       Exercisability.  This Stock Option shall be exercisable as to Fifty Thousand Option Shares on December 31, 2002; as to Ten Thousand Option Shares on December 31, 2003; as to Ten Thousand Option Shares on December 31, 2004; as to Ten Thousand Option Shares on December 31, 2005; as to Ten Thousand Option Shares on December 31, 2006; and as to Ten Thousand Option Shares on December 31, 2007.  This Stock Option shall remain exercisable as to all of such Option Shares until November 1, 2012, at which time it shall expire in its entirety, unless this Stock Option has expired or terminated earlier in accordance with the provisions hereof or of the Plan.  Option Shares as to which this Stock Option become exercisable may be purchased at any time prior to expiration of this Stock Option.

3.                                       Exercise of Stock Option.  This Stock Option may be exercised by written notice delivered to the Corporation stating the number of Option Shares with respect to which this Stock Option is being exercised, together with cash (or bank, cashier’s or certified check) equal to the full amount of the purchase price of such Option Shares.  Not less than ten (10) Option Shares may be purchased at any one time unless the number purchased is the total number which remains to be purchased under this Stock Option and in no event may the Stock Option be exercised with respect to fractional shares.  Upon exercise, Optionee shall make appropriate arrangements and shall be responsible for the withholding of all federal and state income taxes then due, if any.

4.                                       Cessation of Affiliation.  Except as provided in Paragraph 5 hereof, if, for any reason other than Optionee’s disability or death, Optionee ceases to be employed by or affiliated with the Corporation or a Subsidiary, this Stock Option shall expire three (3) months thereafter or on the date specified in Paragraph 2 hereof, whichever is earlier.  During such period after cessation of employment or affiliation, this Stock Option shall be exercisable only as to those increments, if any, which had become exercisable as of the date on which the Optionee ceased to be employed by or affiliated with the Corporation or Subsidiary, and any Stock Options or increments which had not become exercisable as of such date shall expire and terminate automatically on such date.

5.                                       Termination for Cause.  If Optionee’s employment by or affiliation with the Corporation or a Subsidiary is terminated for cause, this Stock Option shall automatically expire unless reinstated by the Board of Directors within thirty (30) days of such termination by giving written notice of such reinstatement to Optionee.  In the event of such reinstatement, Optionee may exercise this Stock Option only to such extent, for such time, and upon such terms and conditions as if Optionee had ceased to be employed by or affiliated with the Corporation or a Subsidiary upon the date of such termination for a reason other than cause, disability or death.  Termination for cause shall include, but shall not be limited to, termination for malfeasance or gross misfeasance in the performance of duties or conviction of illegal activity in connection therewith, or any conduct detrimental to the interests of the Corporation or a Subsidiary, and, in any event, the determination of the Board of Directors with respect thereto shall be final and conclusive.

6.                                       Disability or Death of Optionee.  If Optionee becomes disabled or dies while employed by or affiliated with the Corporation or a Subsidiary, or during the three-month period referred to in Paragraph 4 hereof, this Stock Option shall automatically expire and terminate one (1) year after the date of Optionee’s disability or death or on the day specified in Paragraph 2 hereof, whichever is earlier.  After Optionee’s disability or death but before such expiration, the person or persons to whom Optionee’s rights under this Stock Option shall have passed by order of a court of competent jurisdiction or by will or the applicable laws of descent and distribution, or the executor, administrator or conservator of Optionee’s estate, subject to the provisions of Paragraph 12 hereof, shall have the right to exercise this Stock Option to the extent that increments, if any, had become exercisable as of the date on which Optionee ceased to be employed by or affiliated with the Corporation or a Subsidiary.  For purposes hereof, “disability” shall have the same meaning as set forth in the Plan.

7.                                       Nontransferability.  This Stock Option shall not be transferable except by will or by the laws of descent and distribution, and shall be exercisable during Optionee’s lifetime only by Optionee.

8.                                       Employment.  This Agreement shall not obligate the Corporation or a Subsidiary to employ Optionee for any period, nor shall it interfere in any way with the right of the Corporation or a Subsidiary to increase or reduce Optionee’s compensation.

9.                                       Privileges of Stock Ownership.  Optionee shall have no rights as a stockholder with respect to the Option Shares unless and until said Option Shares are issued to Optionee as provided in the Plan.  Except as provided in the Plan, no adjustment will be made for dividends or other rights in respect of which the record date is prior to the date such stock certificates are issued.

10.                                 Modification and Termination by Board of Directors.  The rights of Optionee are subject to modification and termination upon the occurrence of certain events as provided in the Plan.  Upon adoption by the requisite holders of the Corporation’s outstanding shares of Common Stock of any plan of dissolution, liquidation, reorganization, merger, consolidation or sale of all or substantially all of the assets of the Corporation to another corporation which would, upon consummation, result in termination of this Stock Option in accordance with the Plan, this Stock Option shall become immediately exercisable as to all unexercised Option Shares notwithstanding the incremental exercise provisions of Paragraph 2 of this Agreement, for a period then specified by the Board of Directors, but in any event not less than thirty (30) days, on the condition that the terminating event described in the Plan is consummated.  If such terminating event is not consummated, this Stock Option shall be exercisable in accordance with the terms of the Agreement, excepting this Paragraph 10.

11.                                 Notification of Sale.  Optionee agrees that Optionee, or any person acquiring Option Shares upon exercise of this Stock Option, will notify the Corporation in writing not more than five (5) days after any sale or other disposition of such Shares.

12.                                 Approvals.  This Stock Option may not be exercised unless and until all applicable requirements of all regulatory agencies having jurisdiction with respect thereto, and of the securities exchanges upon which securities of the Corporation are listed, if any, have been complied with.

13.                                 Notices.  All notices to the Corporation provided for in this Agreement shall be addressed to it in care of its Chief Executive Officer, Chief Financial Officer or Secretary at its main office and all notices to Optionee shall be addressed to Optionee’s address on file with the Corporation or a Subsidiary, or to such other address as either may designate to the other in writing, all in compliance with the notice provisions set forth in the Plan.

14.                                 Incorporation of Plan.  All of the provisions of the Plan are incorporated herein by reference as if set forth in full in this Agreement.  In the event of any conflict between the terms of the Plan and any provision contained herein, the terms of the Plan shall be controlling and the conflicting provisions contained herein shall be disregarded.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

FIRST REGIONAL BANCORP

By:	/s/ H. Anthony Gartshore
H. Anthony Gartshore,

President

OPTIONEE

/s/ Jack A. Sweeney
Jack A. Sweeney